Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Six 15 Technologies Holding Corp.

Henrietta, New York

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated May 11, 2023 (August 9, 2023, as to the effect of the reverse stock split discussed in Note 14), relating to the consolidated financial statements of Six 15 Technologies Holding Corp. which are contained in that annual report. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ Urish Popeck & Co., LLC

Urish Popeck & Co., LLC

Pittsburgh, Pennsylvania

August 29, 2023